Exhibit 99.1

Annual General Meeting of

Fortuna Silver Mines Inc. (the “Company”)

held on July 5, 2017

Report of Voting Results

pursuant to Section 11.3 of National Instrument 51-102

Matter Voted Upon		Outcome of Vote

1.	Appoint Deloitte LLP as auditors of the Company for the ensuing year, at a remuneration to be determined by the Directors.	Approved by show of hands

2.	Determine the number of Directors at seven.	Approved by show of hands

Common Shares Voted (including proxy votes)
			In Favour	Against	Withheld
3.	Elect:

	Jorge Ganoza Durant Simon Ridgway Mario Szotlender Robert Gilmore David Farrell David Laing Alfredo Sillau	Approved Approved Approved Approved Approved Approved Approved	82,546,413 (98.2%) 76,153,941 (90.6%) 47,007,827 (55.9%) 80,293,039 (95.5%) 80,295,218 (95.5%) 76,465,839 (90.9%) 83,688,531 (99.5%)	n/a n/a n/a n/a n/a n/a n/a	1,535,405 (1.8%) 7,927,877 (9.4%) 37,073,991 (44.1%) 3,788,779 (4.5%) 3,786,600 (4.5%) 7,615,979 (9.1%) 393,287 (0.5%)

as Directors of the Company to hold office until the next annual election of Directors or until their successors are elected or appointed.

4.	Approve the Company’s Share Unit Plan.	Approved	60,518,845 (71.9%)	23,562,972 (28.1%)	n/a